UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IRIDIUM COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Syndicated Communications Venture Partners IV, L.P.
Syndicated Communications, Inc.
WJM Partners IV, LLC
Herbert Wilkins, Sr.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
 301-608-3203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Syndicated Communications Venture Partners IV, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

0% (2)

14.	Type of Reporting Person (See Instructions):

PN

(1)  This Schedule 13D amendment is filed by Syndicated Communications Venture Partners IV, L.P. (“Syncom IV”), Syndicated Communications, Inc. (“SCI”), WJM Partners IV, LLC (“WJM Partners”) and Herbert Wilkins, Sr. WJM Partners is the general partner of Syncom IV. Mr. Wilkins has a controlling interest in SCI. Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011.

Cusip No. 46269C102

1.	Names of Reporting Persons.
WJM Partners IV, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

0% (2)

14.	Type of Reporting Person (See Instructions):

PN

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,253,601 shares of the Issuer’s Common Stock outstanding as on March 23, 2011 disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011.

Cusip No.  46269C102

1.	Names of Reporting Persons.
Syndicated Communications, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	238,583
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	238,583

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

238,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

* (2)

14.	Type of Reporting Person (See Instructions):

CO

*    Less than one percent.

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,253,601 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011.

Cusip No. 46269C102

1.	Names of Reporting Persons.
Herbert Wilkins, Sr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:	276,236 (2)
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	276,236 (2)

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

276,236 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

* (3)

14.	Type of Reporting Person (See Instructions):

IN

*    Less than one percent.

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.
(2)  Consists of 238,583 shares held by SCI, which Mr. Wilkins has a controlling interest in, and 37,653 shares held directly by Mr. Wilkins.

(3) This percentage is calculated based upon 70,253,601 shares of the Issuer’s Common Stock outstanding as of March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011.

Explanatory Note:

The following constitutes Amendment No. 3 to the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on October 9, 2009, as amended on May 21, 2010 and February 11, 2011 (the “Schedule 13D/A”). Except as specifically provided herein, the Schedule 13D/A does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, as amended, unless otherwise defined herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following as the last sentence of the paragraph thereof:

On April 4, 2011, Syncom IV sold an aggregate of 4,030,855 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following information with respect to the beneficial ownership of the Common Stock is provided as of the date of this filing:

Reporting Persons and Listed Persons	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (%)(1)
Syncom IV	0	0	0	0	0	—
WJM Partners(2)	0	0	0	0	0	—
SCI	238,583	0	238,583	0	238,583	*
Herbert Wilkins, Sr. (3)	276,236	0	276,236	0	276,236	*
J. Darrel Barros	0	0	0	0	0	—
Terry L. Jones	714,742	0	714,742	0	714,742	*
Duane McKnight	291,869	0	291,869	0	291,869	*
Milford Anthony Thomas	0	0	0	0	0	—

*	Less than one percent.
(1)
This percentage is calculated based upon 70,253,601 shares of Common Stock outstanding as of March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011.

(2)	WJM Partners is the general partner of Syncom IV and therefore has sole power to direct the voting and disposition of the shares held by Syncom IV.
(3)	Mr. Wilkins has a controlling interest in SCI and therefore has sole power to direct the voting and disposition of the 238,583 shares held by SCI. Includes 37,653 shares held by Mr. Wilkins directly.

(c) Other than the transactions described in this 13D/A, none of the Reporting Persons  or the Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2011

HERBERT WILKINS, SR.

/s/ Herbert Wilkins, Sr.
Herbert Wilkins, Sr.

WJM PARTNERS IV, LLC

By:	/s/ Terry L. Jones
Name: Terry L. Jones Title: Managing Member

SYNDICATED COMMUNICATIONS VENTURE PARTNERS IV, L.P.

By:	WJM Partners IV, LLC, its General Partner

By:	/s/ Terry L. Jones
Name: Terry L. Jones
Title: Managing Member

SYNDICATED COMMUNICATIONS, INC.

By:	/s/ J. Darrel Barros
Name: J. Darrel Barros
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Managing Members of the General Partner of Syndicated Communications Venture Partners IV, L.P.

Terry L. Jones
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Duane McKnight
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Milford Anthony Thomas
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Herbert Wilkins, Sr.
c/o Syndicated Communications, Inc.
10420 Little Patuxent Parkway
Suite 495
Columbia, MD 21044
Principal Occupation: Managing Member of WJM Partners IV, LLC
Citizenship: USA

Executive Officer of Syndicated Communications, Inc.
J. Darrel Barros
c/o Syndicated Communications, Inc.
10420 Little Patuxent Parkway
Suite 495
Columbia, MD 21044
Principal Occupation: President of Syndicated Communications, Inc.
Citizenship: USA

Directors of Syndicated Communications, Inc.
Terry L. Jones
See above

Duane McKnight
See above

Herbert Wilkins, Sr.
See above